Exhibit 2.p

                        Morgan Properties, Inc.
                         50 North Front Street
                        Memphis, Tennessee 38103







                             June 18, 2003


RMK High Income Fund, Inc.
Fifty Front Street
Memphis, Tennessee 38103

Ladies and Gentlemen:

      We are writing to confirm the purchase of 6,981 shares of common stock of RMK High Income Fund, Inc., which we have purchased from you at a price of $15 per share, reduced by the amount of the sales load. This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.


                                                Sincerely,


                                                /s/ DOUGLAS EDWARDS
                                                ----------------------------
                                                Title:  President